Filed by Cartesian Growth Corporation II

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: InoBat AS

(Commission File No. 001-41378)

The following is an email communication sent by Marian Bocek, Co-Founder and CEO of InoBat AS, to Inobat’s shareholders on July 27, 2026 regarding the proposed business combination.

Dear InoBat shareholders,

I am pleased to share with you the important milestone in InoBat’s journey. On July 24, 2026, InoBat AS and Cartesian Growth Corporation II, a special purpose acquisition company (OTCPK: RENEF), entered into a definitive business combination agreement. Combination provides $77.5 million in a committed PIPE and has no further cash conditions. Combination values InoBat at $1.265 billion (~€1.1 billion) on a pre-money, pre-merger basis, including strategic- and EBITDA-based earnouts.

This agreement is a defining moment for us. A successful Nasdaq listing would provide InoBat with access to the world’s deepest capital markets, which we believe would give us the resources and transatlantic reach to further accelerate our growth, expand manufacturing capacity, strengthen and advance our programs, including our next-generation sodium-ion energy storage technology, and reinforce our position as a leading advanced energy storage company.

Please find the link to the full Press release.

I would like to thank you for your trust in InoBat over these years and look forward to continuing our successful journey together.

Best regards,

Marian